Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

June 28, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Dave Edgar Kathleen Collins Jeff Kauten Matthew Derby

Re:	Helport AI Limited Amendment No. 4 to Registration Statement on Form F-4 Filed June 24, 2024 File No. 333-276940

Ladies and Gentleman:

Helport AI Limited (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the Commission”) on June 27, 2024 relating to the Amendment No. 4 to Registration Statement on Form F-4, filed by the Company with the Commission on June 24, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff's comments have been made in the Amendment No. 5 to Registration Statement on Form F-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Registration Statement on Form F-4

Tristar Acquisition I Corp.

Notes to Condensed Financial Statements (Unaudited)

Note 11. Subsequent Events, page F-55

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We note that Tristar made an additional extension payment on June 17, 2024 to extend the period to complete a business combination until July 18, 2024. Please revise here to include a discussion of such payment.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure on F-55 to state that the additional extension payment was made on June 17, 2024 to extend the period to complete the business combination until July 18, 2024. The proposed revisions are as follows (revisions are bolded and underlined below):

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheets date up to the date that the accompanying condensed financial statements were issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying condensed financial statements.

On April 17, 2024 and May 17, 2024, respectively, the Company made two monthly deposits of $125,000 each to extend the date the Company has to complete a Business Combination until June 18, 2024.

On April 17, 2024, the Company received a notice (the “NYSE Notice”) from the New York Stock Exchange (“NYSE”) that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) with the SEC. The NYSE Notice had no immediate effect on the listing of the Company’s Ordinary Shares on NYSE. On May 8, 2024, the Company filed its Form 10-K, and as a result, on May 8, 2024, NYSE notified the Company that it is back in compliance with Section 802.01E of the NYSE Listed Company Manual.

On April 24, 2024, Michael H. Liu notified the Board of his resignation as Chief Financial Officer and director of the Company, effective on April 23, 2024. On April 29, 2024, the Board appointed (i) Chunyi (Charlie) Hao, the Company’s President and Chairman of the Board, as the Chief Financial Officer of the Company, effective on April 29, 2024, and (ii) Xiaoma (Sherman) Lu, the Company’s Chief Executive Officer, as a director of the Company, to fill the vacancy left by Mr. Liu’s departure, effective on April 29, 2024.

On June 17, 2024, the Company made a monthly deposit of $125,000 to extend the date that the Company has to complete a Business Combination until July 18, 2024.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Sincerely,

/s/ Cong Shi
Cong Shi
Director

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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